Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

Hangzhou, China, February 20, 2025 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Net revenues were RMB26.7 billion (US$3.7 billion), a decrease of 1.4% compared with the same quarter of 2023.

•	Games and related value-added services net revenues were RMB21.2 billion (US$2.9 billion), an increase of 1.5% compared with the same quarter of 2023.

•	Youdao net revenues were RMB1.3 billion (US$183.6 million), a decrease of 9.5% compared with the same quarter of 2023.

•	NetEase Cloud Music net revenues were RMB1.9 billion (US$257.6 million), a decrease of 5.3% compared with the same quarter of 2023.

•	Innovative businesses and others net revenues were RMB2.3 billion (US$313.1 million), a decrease of 17.0% compared with the same quarter of 2023.

•	Gross profit was RMB16.3 billion (US$2.2 billion), a decrease of 3.3% compared with the same quarter of 2023.

•	Total operating expenses were RMB8.5 billion (US$1.2 billion), a decrease of 15.1% compared with the same quarter of 2023.

•	Net income attributable to the Company’s shareholders was RMB8.8 billion (US$1.2 billion). Non-GAAP net income attributable to the Company’s shareholders was RMB9.7 billion (US$1.3 billion).[1]

•	Basic net income per share was US$0.38 (US$1.89 per ADS). Non-GAAP basic net income per share was US$0.42 (US$2.09 per ADS).[1]

Fourth Quarter 2024 and Early 2025 Operational Highlights

•	Introduced more new blockbuster games around the globe, reinforcing NetEase’s leadership across diverse genres and growing global momentum.

•	Marvel Rivals topped Steam’s global top sellers chart shortly after its launch on December 6, amassing over 10 million registered users within 72 hours and over 40 million to date. Its Season 1 update in January 2025 sparked another surge, claiming the No. 1 spots on Steam’s top sellers and most-played charts worldwide.

•	Where Winds Meet surpassed 3 million downloads in China within four days of its PC launch and topped the iOS download chart for approximately two weeks following its mobile launch. A successful release of the game’s mobile version drove total players across PC and mobile to over 15 million within two weeks.

•	Justice mobile game topped the iOS download charts in Hong Kong, Macau and Taiwan and reached No. 1 position on the iOS top grossing chart in Taiwan in January 2025.

•	Blizzard titles World of Warcraft and Hearthstone continued to generate strong enthusiasm from the Chinese gaming community, while the return of Overwatch 2 on February 19, 2025 further fueled players’ passion.

•	Established titles maintained their popularity, such as Westward Journey Online 2, Fantasy Westward Journey Online and mobile game, Infinite Borders, Onmyoji, Identity V, Naraka: Bladepoint and Justice franchise, demonstrating NetEase’s prowess in long-term game operations.

•	New game lineup for global markets, including Fragpunk, Destiny: Rising and MARVEL Mystic Mayhem, positioned to further diversify game portfolio.

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

•	Youdao continued to focus on technology-driven innovation and profitability enhancement, achieving a 10.3% year-over-year increase in operating profit during the fourth quarter and recording first-ever annual operating profit in 2024.

•	NetEase Cloud Music continued to drive quality development across its music-centric ecosystem, remaining committed to nurturing its unique community and enriching its distinctive content offering. It also further improved music-oriented monetization supported by enlarging subscription-based memberships.

“We boldly pushed the boundaries of innovation once again in 2024, delivering groundbreaking gaming experiences that captivated players worldwide,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our new hit titles not only redefined gameplay but also set new industry benchmarks, while our legacy franchises gained fresh momentum through striking enhancements in design, storytelling and immersive content. As our diverse game portfolio expands across more genres and engages an ever-growing global audience, we remain dedicated to fostering creativity and collaborating with top talent and strategic partners to shape the next wave of gaming trends.

“Beyond gaming, Youdao and NetEase Cloud Music maintained healthy development in 2024, led by our focus on meticulously crafted content and exceptional user experiences. Our enduring pursuit of innovation, global expansion and game diversification is fueling lasting value creation across the industries we serve and for our partners and shareholders alike,” Mr. Ding concluded.

Fourth Quarter 2024 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2024 were RMB26.7 billion (US$3.7 billion), compared with RMB26.2 billion and RMB27.1 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from games and related value-added services were RMB21.2 billion (US$2.9 billion) for the fourth quarter of 2024, compared with RMB20.9 billion each for the preceding quarter and the same quarter of 2023. Net revenues from the operation of online games accounted for approximately 96.7% of the segment’s net revenues for the fourth quarter of 2024, compared with 96.8% and 93.4% for the preceding quarter and the same quarter of 2023, respectively. Net revenues from mobile games accounted for approximately 65.3% of net revenues from the operation of online games for the fourth quarter of 2024, compared with 70.8% and 76.7% for the preceding quarter and the same quarter of 2023, respectively. The change in revenue mix was mainly due to the increased net revenues from PC games, including certain licensed titles.

Net revenues from Youdao were RMB1.3 billion (US$183.6 million) for the fourth quarter of 2024, compared with RMB1.6 billion and RMB1.5 billion for the preceding quarter and the same quarter of 2023, respectively.

Net revenues from NetEase Cloud Music were RMB1.9 billion (US$257.6 million) for the fourth quarter of 2024, compared with RMB2.0 billion each for the preceding quarter and the same quarter of 2023.

Net revenues from innovative businesses and others were RMB2.3 billion (US$313.1 million) for the fourth quarter of 2024, compared with RMB1.8 billion and RMB2.8 billion for the preceding quarter and the same quarter of 2023, respectively.

Gross Profit

Gross profit for the fourth quarter of 2024 was RMB16.3 billion (US$2.2 billion), compared with RMB16.5 billion and RMB16.8 billion for the preceding quarter and the same quarter of 2023, respectively.

The quarter-over-quarter and year-over-year decreases in games and related value-added services’ gross profit were primarily due to decreased net revenues from certain mobile games, partially offset by increased net revenues from PC games, including certain licensed titles.

The quarter-over-quarter and year-over-year decreases in Youdao’s gross profit were primarily due to decreased net revenues from its learning services.

The quarter-over-quarter decrease in NetEase Cloud Music’s gross profit was primarily due to decreased net revenues from social entertainment services.

The quarter-over-quarter increase in innovative businesses and others’ gross profit was primarily due to increased gross profit from Yanxuan and advertising services. The year-over-year decrease was primarily due to decreased gross profit from several businesses within the segment including advertising services.

Gross Profit Margin

Gross profit margin for games and related value-added services for the fourth quarter of 2024 was 66.7%, compared with 68.8% and 69.5% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year decreases were mainly attributable to higher revenue contribution from licensed games which have comparatively lower gross profit margins.

Gross profit margin for Youdao for the fourth quarter of 2024 was 47.8%, compared with 50.2% and 49.9% for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year decreases were mainly due to decreased revenue contribution from its learning services.

Gross profit margin for NetEase Cloud Music for the fourth quarter of 2024 was 31.9%, compared with 32.8% and 30.3% for the preceding quarter and the same quarter of 2023, respectively. The year-over-year increase was mainly due to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

Gross profit margin for innovative businesses and others for the fourth quarter of 2024 was 37.8%, compared with 37.8% and 34.4% for the preceding quarter and the same quarter of 2023, respectively. The year-over-year increase was mainly due to increased gross profit margins from Yanxuan.

Operating Expenses

Total operating expenses for the fourth quarter of 2024 were RMB8.5 billion (US$1.2 billion), compared with RMB9.3 billion and RMB10.0 billion for the preceding quarter and the same quarter of 2023, respectively. The quarter-over-quarter and year-over-year decreases were mainly due to decreased marketing expenditures related to games and related value-added services.

Other Income/(Expenses)

Other income/(expenses) consisted of investment (losses)/income, interest income, exchange gains/(losses) and others. The quarter-over-quarter and year-over-year increases were mainly due to net exchange gains in the fourth quarter of 2024 compared with net exchange losses recorded in the preceding quarter and the same quarter of 2023.

Income Tax

The Company recorded a net income tax charge of RMB1.4 billion (US$189.7 million) for the fourth quarter of 2024, compared with RMB1.3 billion and RMB1.1 billion for the preceding quarter and the same quarter of 2023, respectively. The effective tax rate for the fourth quarter of 2024 was 13.4%, compared with 16.1% and 13.8% for the preceding quarter and the same quarter of 2023, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB8.8 billion (US$1.2 billion) for the fourth quarter of 2024, compared with RMB6.5 billion and RMB6.6 billion for the preceding quarter and the same quarter of 2023, respectively.

Basic net income was US$0.38 per share (US$1.89 per ADS) for the fourth quarter of 2024, compared with US$0.28 per share (US$1.40 per ADS) each for the preceding quarter and the same quarter of 2023, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB9.7 billion (US$1.3 billion) for the fourth quarter of 2024, compared with RMB7.5 billion and RMB7.4 billion for the preceding quarter and the same quarter of 2023, respectively.

Non-GAAP basic net income was US$0.42 per share (US$2.09 per ADS) for the fourth quarter of 2024, compared with US$0.32 per share (US$1.61 per ADS) and US$0.32 per share (US$1.57 per ADS) for the preceding quarter and the same quarter of 2023, respectively.

Fiscal Year 2024 Financial Results

Net Revenues

Net revenues for fiscal year 2024 were RMB105.3 billion (US$14.4 billion), compared with RMB103.5 billion for fiscal year 2023.

Net revenues from games and related value-added services were RMB83.6 billion (US$11.5 billion) for fiscal year 2024, compared with RMB81.6 billion for fiscal year 2023. Net revenues from the operation of online games accounted for approximately 96.2% of the segment’s total net revenues for fiscal year 2024, compared with 92.9% for fiscal year 2023. Net revenues from mobile games accounted for approximately 72.7% of net revenues from the operation of online games for fiscal year 2024, compared with 75.2% for fiscal year 2023. The change in revenue mix was mainly due to higher net revenues generated by PC games such as Naraka: Bladepoint and licensed titles.

Net revenues from Youdao were RMB5.6 billion (US$770.7 million) for fiscal year 2024, compared with RMB5.4 billion for fiscal year 2023.

Net revenues from NetEase Cloud Music were RMB8.0 billion (US$1.1 billion) for fiscal year 2024, compared with RMB7.9 billion for fiscal year 2023.

Net revenues from innovative businesses and others were RMB8.1 billion (US$1.1 billion) for fiscal year 2024, compared with RMB8.6 billion for fiscal year 2023.

Gross Profit

Gross profit for fiscal year 2024 was RMB65.8 billion (US$9.0 billion), compared with RMB63.1 billion for fiscal year 2023.

The year-over-year increase in games and related value-added services’ gross profit was primarily due to increased net revenues from the operation of online games, such as Identity V and Naraka: Bladepoint PC and mobile games.

The slight year-over-year decrease in Youdao’s gross profit was mainly due to decreased revenue contribution from its learning services, which was partially offset by increased revenue contribution from its online marketing services.

The year-over-year increase in NetEase Cloud Music’s gross profit was primarily attributable to increased net revenues from sales of membership subscriptions and continued improvement in cost control measures.

The year-over-year increase in innovative businesses and others’ gross profit was primarily due to increased gross profits from Yanxuan and several other businesses included within the segment.

Operating Expenses

Total operating expenses for fiscal year 2024 were RMB36.2 billion (US$5.0 billion), compared with RMB35.4 billion for fiscal year 2023. The year-over-year increase was primarily due to higher research and development investments for games and related value-added services.

Other Income/(Expenses)

The year-over-year decrease was mainly due to higher impairment provisions related to certain investments, which was partially offset by higher interest income resulting from the Company’s increased net cash position.

Income Taxes

The Company recorded a net income tax charge of RMB5.5 billion (US$748.2 million) for fiscal year 2024, compared with RMB4.7 billion for fiscal year 2023. The effective tax rate was 15.3% for fiscal year 2024, compared with 13.8% for fiscal year 2023.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for fiscal year 2024 totaled RMB29.7 billion (US$4.1 billion), compared with RMB29.4 billion for fiscal year 2023.

Basic net income was US$1.27 per share (US$6.36 per ADS) for fiscal year 2024, compared with US$1.25 per share (US$6.26 per ADS) for fiscal year 2023.

Non-GAAP net income attributable to the Company’s shareholders for fiscal year 2024 totaled RMB33.5 billion (US$4.6 billion), compared with RMB32.6 billion for fiscal year 2023.

Non-GAAP basic net income was US$1.43 per share (US$7.17 per ADS) for fiscal year 2024, compared with US$1.39 per share (US$6.94 per ADS) for fiscal year 2023.

Other Financial Information

As of December 31, 2024, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB131.5 billion (US$18.0 billion), compared with RMB110.9 billion as of December 31, 2023. Net cash provided by operating activities was RMB39.7 billion (US$5.4 billion) for fiscal year 2024, compared with RMB35.3 billion for fiscal year 2023.

Quarterly Dividend

The board of directors approved a dividend of US$0.24405 per share (US$1.22025 per ADS) for the fourth quarter of 2024 to holders of ordinary shares and holders of ADSs as of the close of business on March 6, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on March 6, 2025 (Beijing/Hong Kong Time). The payment date is expected to be March 17, 2025, for holders of ordinary shares and on or around March 20, 2025, for holders of ADSs.

NetEase paid a dividend of US$0.0870 per share (US$0.4350 per ADS) for the third quarter of 2024 in December 2024.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had approved a share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market transactions. This share repurchase program commenced on January 10, 2023 and will be in effect for a period not to exceed 36 months from such date. As of December 31, 2024, approximately 21.2 million ADSs had been repurchased under this program for a total cost of US$1.9 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. New York Time on Thursday, February 20, 2025 (Beijing/Hong Kong Time: 8:00 p.m., Thursday, February 20, 2025). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10044895, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10044895. The replay will be available through February 27, 2025.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning company with industry-leading technology, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulation environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical events; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	21,428,902	51,383,310	7,039,485
Time deposits	100,856,034	75,441,355	10,335,423
Restricted cash	2,777,206	3,086,405	422,836
Accounts receivable, net	6,422,417	5,669,027	776,654
Inventories	695,374	571,548	78,302
Prepayments and other current assets, net	6,076,595	6,416,868	879,107
Short-term investments	4,436,057	10,756,143	1,473,586
Total current assets	142,692,585	153,324,656	21,005,393

Non-current assets:
Property, equipment and software, net	8,075,044	8,520,101	1,167,249
Land use rights, net	4,075,143	4,172,465	571,625
Deferred tax assets	1,560,088	1,113,435	152,540
Time deposits	1,050,000	3,025,000	414,423
Restricted cash	550	5,208	713
Other long-term assets	28,471,568	25,830,685	3,538,789
Total non-current assets	43,232,393	42,666,894	5,845,339
Total assets	185,924,978	195,991,550	26,850,732

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	881,016	720,549	98,715
Salary and welfare payables	4,857,206	4,683,009	641,570
Taxes payable	2,571,534	2,759,185	378,007
Short-term loans	19,240,163	11,805,051	1,617,285
Contract liabilities	13,362,166	15,299,222	2,095,985
Accrued liabilities and other payables	12,930,399	14,400,641	1,972,879
Total current liabilities	53,842,484	49,667,657	6,804,441

Non-current liabilities:
Deferred tax liabilities	2,299,303	2,173,117	297,716
Long-term loans	427,997	427,997	58,635
Other long-term liabilities	1,271,113	1,228,641	168,323
Total non-current liabilities	3,998,413	3,829,755	524,674
Total liabilities	57,840,897	53,497,412	7,329,115

Redeemable noncontrolling interests	115,759	84,272	11,545

NetEase, Inc.’s shareholders’ equity	124,285,776	138,685,606	18,999,850
Noncontrolling interests	3,682,546	3,724,260	510,222
Total equity	127,968,322	142,409,866	19,510,072

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	185,924,978	195,991,550	26,850,732

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	27,140,165	26,209,879	26,747,811	3,664,435	103,468,159	105,295,236	14,425,388
Cost of revenues	(10,315,030)	(9,733,274)	(10,475,470)	(1,435,134)	(40,404,765)	(39,488,152)	(5,409,855)
Gross profit	16,825,135	16,476,605	16,272,341	2,229,301	63,063,394	65,807,084	9,015,533

Operating expenses:
Selling and marketing expenses	(4,225,556)	(3,805,071)	(2,818,645)	(386,153)	(13,969,460)	(14,147,657)	(1,938,221)
General and administrative expenses	(1,251,869)	(1,100,328)	(1,162,381)	(159,246)	(4,899,880)	(4,550,625)	(623,433)
Research and development expenses	(4,479,219)	(4,424,469)	(4,469,868)	(612,369)	(16,484,910)	(17,524,812)	(2,400,889)
Total operating expenses	(9,956,644)	(9,329,868)	(8,450,894)	(1,157,768)	(35,354,250)	(36,223,094)	(4,962,543)
Operating profit	6,868,491	7,146,737	7,821,447	1,071,533	27,709,144	29,583,990	4,052,990

Other income/(expenses):
Investment (losses)/income, net	(8,940)	578,398	(506,077)	(69,332)	1,306,722	355,286	48,674
Interest income, net	1,261,583	1,282,766	1,174,333	160,883	4,120,418	4,920,915	674,163
Exchange (losses)/gains, net	(810,904)	(1,055,518)	1,535,312	210,337	(132,999)	255,430	34,994
Other, net	434,759	43,600	278,952	38,216	1,053,642	602,134	82,492
Income before tax	7,744,989	7,995,983	10,303,967	1,411,637	34,056,927	35,717,755	4,893,313
Income tax	(1,068,657)	(1,289,545)	(1,385,014)	(189,746)	(4,699,704)	(5,461,408)	(748,210)
Net income	6,676,332	6,706,438	8,918,953	1,221,891	29,357,223	30,256,347	4,145,103

Accretion of redeemable noncontrolling interests	(966)	(962)	(1,039)	(142)	(3,589)	(3,919)	(537)
Net (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(93,103)	(167,041)	(151,435)	(20,747)	62,918	(554,819)	(76,010)
Net income attributable to the Company’s shareholders	6,582,263	6,538,435	8,766,479	1,201,002	29,416,552	29,697,609	4,068,556

Net income per share *
Basic	2.05	2.04	2.76	0.38	9.15	9.28	1.27
Diluted	2.02	2.03	2.73	0.37	9.05	9.19	1.26

Net income per ADS *
Basic	10.25	10.22	13.81	1.89	45.73	46.40	6.36
Diluted	10.12	10.14	13.67	1.87	45.23	45.95	6.29

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,212,328	3,198,646	3,174,113	3,174,113	3,216,475	3,200,453	3,200,453
Diluted	3,253,166	3,224,110	3,206,100	3,206,100	3,252,029	3,230,602	3,230,602

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	6,676,332	6,706,438	8,918,953	1,221,891	29,357,223	30,256,347	4,145,103
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	659,772	520,567	697,447	95,550	3,055,260	2,417,894	331,250
Fair value changes of equity security, other investments and financial instruments	151,571	(824,608)	358,852	49,163	(535,316)	(841,901)	(115,340)
Impairment losses on investments	140,648	529,668	422,801	57,924	469,159	1,291,627	176,952
Fair value changes of short-term investments	(106,532)	(100,071)	(241,431)	(33,076)	(414,207)	(530,607)	(72,693)
Share-based compensation cost	812,987	978,139	931,444	127,608	3,242,810	3,882,939	531,960
Allowance for expected credit losses	9,500	36,022	12,031	1,648	61,146	68,934	9,444
Losses/(gains) on disposal of property, equipment and software	3,385	(2,920)	(3,644)	(499)	5,676	(4,758)	(652)
Unrealized exchange losses/(gains)	838,056	1,050,644	(1,542,986)	(211,388)	119,935	(719,162)	(98,525)
(Gains)/losses on disposal of long-term investments, business and subsidiaries	(38,437)	(118,046)	232	32	(63,784)	(272,415)	(37,321)
Deferred income taxes	193,854	711,639	404,109	55,363	131,437	320,726	43,939
Share of results on equity method investees and revaluation results from previously held equity interest	(88,805)	(28,466)	(19,437)	(2,663)	(473,947)	155,568	21,313
Changes in operating assets and liabilities:
Accounts receivable	53,089	146,758	517,850	70,945	(1,470,374)	716,375	98,143
Inventories	25,054	(39,285)	42,135	5,772	296,764	123,780	16,958
Prepayments and other assets	542,593	(1,234,390)	(432,196)	(59,211)	87,556	(809,590)	(110,913)
Accounts payable	18,443	6,316	218,689	29,960	(559,419)	91,142	12,486
Salary and welfare payables	1,992,931	(670,750)	1,759,382	241,034	(62,917)	(210,918)	(28,896)
Taxes payable	(500,172)	224,015	154,651	21,187	(244,261)	187,788	25,727
Contract liabilities	(847,562)	1,928,060	(209,626)	(28,719)	1,161,861	2,022,196	277,041
Accrued liabilities and other payables	1,271,572	755,882	1,022,944	140,143	1,166,673	1,530,848	209,725
Net cash provided by operating activities	11,808,279	10,575,612	13,012,200	1,782,664	35,331,275	39,676,813	5,435,701

Cash flows from investing activities:
Purchase of property, equipment and software	(484,927)	(379,520)	(311,982)	(42,741)	(2,301,554)	(1,275,400)	(174,729)
Proceeds from sale of property, equipment and software	405	1,072	9,295	1,273	10,302	14,533	1,991
Purchase of intangible assets, content and licensed copyrights	(121,797)	(222,247)	(120,387)	(16,493)	(1,974,323)	(930,988)	(127,545)
Net changes of short-term investments with terms of three months or less	(690,628)	1,585,395	3,798,989	520,460	(1,777,687)	(408,256)	(55,931)
Purchase of short-term investments with terms over three months	-	(3,675,000)	(4,560,000)	(624,717)	-	(8,235,000)	(1,128,190)
Proceeds from maturities of short-term investments with terms over three months	4,897,291	-	2,853,778	390,966	5,378,510	2,853,778	390,966
Investment in long-term investments and acquisition of subsidiaries	(914,962)	(226,086)	(201,686)	(27,631)	(2,831,686)	(1,103,026)	(151,114)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	73,855	1,541,338	355,142	48,654	152,564	2,822,585	386,692
Placement/rollover of matured time deposits	(46,666,670)	(36,766,094)	(21,691,769)	(2,971,760)	(124,693,598)	(154,792,305)	(21,206,459)
Proceeds from maturities of time deposits	33,273,393	37,546,192	40,570,700	5,558,163	111,417,969	179,377,113	24,574,564
Change in other long-term assets	(90,635)	(125,911)	(73,553)	(10,077)	(423,928)	(406,632)	(55,708)
Net cash (used in)/provided by investing activities	(10,724,675)	(720,861)	20,628,527	2,826,097	(17,043,431)	17,916,402	2,454,537

Cash flows from financing activities:
Net changes from loans with terms of three months or less	6,179,979	(4,778,301)	606,092	83,034	(13,654,704)	(6,656,988)	(912,004)
Proceeds of loans with terms over three months	2,511,000	5,395,810	457,000	62,609	13,569,160	13,920,080	1,907,043
Payment of loans with terms over three months	(695,000)	(3,100,520)	-	-	(8,219,472)	(14,739,347)	(2,019,282)
Net amounts received/(paid) related to capital contribution from or repurchase of noncontrolling interests shareholders	28,009	(8,394)	51,614	7,071	86,159	136,006	18,633
Cash paid for repurchase of NetEase’s ADSs/purchase of subsidiaries’ ADSs and shares	(625,832)	(3,994,212)	(1,595,093)	(218,527)	(5,234,294)	(8,830,115)	(1,209,721)
Dividends paid to NetEase’s shareholders	(2,258,892)	(1,972,928)	(1,982,595)	(271,614)	(8,013,903)	(11,165,338)	(1,529,645)
Net cash provided/(used in) by financing activities	5,139,264	(8,458,545)	(2,462,982)	(337,427)	(21,467,054)	(27,335,702)	(3,744,976)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	(174,276)	(68,136)	113,792	15,589	(202,457)	10,752	1,473
Net increase/(decrease) in cash, cash equivalents and restricted cash	6,048,592	1,328,070	31,291,537	4,286,923	(3,381,667)	30,268,265	4,146,735
Cash, cash equivalents and restricted cash, at the beginning of the period	18,158,066	21,855,316	23,183,386	3,176,111	27,588,325	24,206,658	3,316,299
Cash, cash equivalents and restricted cash, at end of the period	24,206,658	23,183,386	54,474,923	7,463,034	24,206,658	54,474,923	7,463,034

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	1,030,932	554,867	603,514	82,681	4,895,752	5,189,585	710,970
Cash paid for interest expenses	71,847	165,881	24,343	3,335	779,872	489,622	67,078

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands, except percentages)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	20,921,355	20,864,036	21,242,410	2,910,198	81,565,449	83,622,643	11,456,254
Youdao	1,480,521	1,572,541	1,339,798	183,552	5,389,208	5,625,919	770,748
NetEase Cloud Music	1,985,548	1,999,163	1,880,490	257,626	7,866,992	7,950,146	1,089,166
Innovative businesses and others	2,752,741	1,774,139	2,285,113	313,059	8,646,510	8,096,528	1,109,220
Total net revenues	27,140,165	26,209,879	26,747,811	3,664,435	103,468,159	105,295,236	14,425,388

Cost of revenues:
Games and related value-added services	(6,383,474)	(6,503,146)	(7,075,562)	(969,348)	(25,938,865)	(26,142,623)	(3,581,525)
Youdao	(741,720)	(783,085)	(699,045)	(95,769)	(2,621,746)	(2,877,428)	(394,206)
NetEase Cloud Music	(1,384,537)	(1,343,921)	(1,279,951)	(175,353)	(5,764,322)	(5,268,634)	(721,800)
Innovative businesses and others	(1,805,299)	(1,103,122)	(1,420,912)	(194,664)	(6,079,832)	(5,199,467)	(712,324)
Total cost of revenues	(10,315,030)	(9,733,274)	(10,475,470)	(1,435,134)	(40,404,765)	(39,488,152)	(5,409,855)

Gross profit:
Games and related value-added services	14,537,881	14,360,890	14,166,848	1,940,850	55,626,584	57,480,020	7,874,729
Youdao	738,801	789,456	640,753	87,783	2,767,462	2,748,491	376,542
NetEase Cloud Music	601,011	655,242	600,539	82,273	2,102,670	2,681,512	367,366
Innovative businesses and others	947,442	671,017	864,201	118,395	2,566,678	2,897,061	396,896
Total gross profit	16,825,135	16,476,605	16,272,341	2,229,301	63,063,394	65,807,084	9,015,533

Gross profit margin:
Games and related value-added services	69.5%	68.8%	66.7%	66.7%	68.2%	68.7%	68.7%
Youdao	49.9%	50.2%	47.8%	47.8%	51.4%	48.9%	48.9%
NetEase Cloud Music	30.3%	32.8%	31.9%	31.9%	26.7%	33.7%	33.7%
Innovative businesses and others	34.4%	37.8%	37.8%	37.8%	29.7%	35.8%	35.8%

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2993 on the last trading day of December 2024 (December 31, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2024, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	216,717	306,283	304,687	41,742	823,765	1,185,854	162,461
Operating expenses
Selling and marketing expenses	35,575	36,365	7,435	1,019	132,801	104,534	14,321
General and administrative expenses	262,830	247,440	246,424	33,760	1,119,018	1,069,850	146,569
Research and development expenses	297,865	388,051	372,898	51,087	1,167,226	1,522,701	208,609

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2023	2024	2024	2024	2023	2024	2024
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	6,582,263	6,538,435	8,766,479	1,201,002	29,416,552	29,697,609	4,068,556
Add: Share-based compensation	797,194	960,706	915,489	125,421	3,191,753	3,813,032	522,383
Non-GAAP net income attributable to the Company’s shareholders	7,379,457	7,499,141	9,681,968	1,326,423	32,608,305	33,510,641	4,590,939

Non-GAAP net income per share *
Basic	2.30	2.34	3.05	0.42	10.14	10.47	1.43
Diluted	2.27	2.33	3.02	0.41	10.03	10.37	1.42

Non-GAAP net income per ADS *
Basic	11.49	11.72	15.25	2.09	50.69	52.35	7.17
Diluted	11.34	11.63	15.09	2.07	50.14	51.85	7.10

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.